Exhibit 8.1
Subsidiaries of Sterlite Industries (India) Limited

	Subsidiary	Country of Incorporation

1.	Monte Cello BV	The Netherlands

2.	Copper Mines of Tasmania Pty. Ltd.	Australia

3.	Sterlite Opportunities and Ventures Limited	India

4.	Hindustan Zinc Limited	India

5.	Bharat Aluminium Company Limited	India

6.	Sterlite Energy Limited	India

7.	Sterlite Paper Limited	India

8.	Thalanga Copper Mines Pty. Ltd.	Australia

9.	Fujairah Gold FZE	United Arab Emirates

10.	Sterlite (USA) Inc.	USA